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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
July 2, 2010

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I.	Eligibility Requirements for Use of Form CB

A.	Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 (“Exchange Act”), and Rules 801 and 802 under the Securities Act of 1933 (“Securities Act”).

Instructions
	1.	For the purposes of this Form, the term “subject company” means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.
	2.	For the purposes of this Form, the term “tender offer” includes both cash and securities tender offers.
	B.	The information and documents furnished on this Form are not deemed “filed” with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II.	Instructions for Submitting Form
A.	(1)	Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires a party to submit the Form CB in electronic format via the Commission’s Electronic Data Gathering and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 551-8900.

(2)	If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3)	A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4)	If filing the Form CB in paper in accordance with a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B.	When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

	C.	You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company’s home jurisdiction.
D.	If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III.	Special Instructions for Complying with Form CB

     Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

     Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)	You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company’s home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b)	Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.
Item 2. Informational Legends
You may need to include legends on the outside cover page of any offering document(s) used in the transaction. See Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

     The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1)	Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2)	Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).
Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3)	If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2)	Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

June 30 , 2010

(Date)

      This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System
As Agent for Service of Process for
KazakhGold Group Limited, a
Jersey company

By:_/s/ Ronnie Spruill Jr._____________________________________

Name: Ronnie Spruill Jr.

Title: Manager

Date:  June 30, 2010

For immediate release	30 June 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

PROPOSED COMBINATION
of
KAZAKHGOLD GROUP LIMITED
and
OJSC POLYUS GOLD

The Board of KazakhGold Group Limited (“KazakhGold”) and OJSC Polyus Gold (“Polyus Gold”) are pleased to announce the proposed combination of KazakhGold and Polyus Gold (the “Proposed Combination”), which, if completed, would result in KazakhGold acquiring substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold.

Background

On 9 July 2009, Polyus Gold, through its indirect wholly-owned subsidiary, Jenington International Inc. (“Jenington”), made a recommended partial offer to acquire 50.1% of the issued and to be issued share capital of KazakhGold. The Partial Offer was declared unconditional on 14 August 2009.

Since acquiring its interest in KazakhGold in 2009, Polyus Gold has managed KazakhGold and, through Jenington, has funded the development and operations of KazakhGold through two USD 50 million shareholder loans.

The Proposed Combination will create a single holding company which will combine the businesses of both KazakhGold and Polyus Gold, unifying the shareholder bases of the companies under a single listing on the London Stock Exchange.

Terms of the Proposed Combination

The Proposed Combination is to be effected through an exchange of new KazakhGold Shares and GDRs for Polyus Gold common shares and ADSs (represented by ADRs). Under the terms of the Proposed Combination, the consideration to be offered to Polyus Securityholders will be as follows:

•	for each Polyus Share:	9.260 KazakhGold GDRs

•	for each Polyus ADS*:	4.885 KazakhGold GDRs

*Every two Polyus ADSs represent one Polyus Share.

The Exchange Ratios above were derived primarily from the recent market prices of Polyus Gold Securities and KazakhGold GDRs, taking into account the relative liquidity of each of these securities and the estimated effects of the Placing as well as the expected conversion of a USD 50 million shareholder loan from Jenington. The Exchange Ratios also reflect considerations of the relative financial position and operational outlook of Polyus Gold and KazakhGold.

The Exchange Ratios were arrived at based on the following assumed values:

•	each Polyus Share of approximately USD 48.25;

•	every two Polyus ADSs of approximately USD 50.90; and

•	each KazakhGold GDR of approximately USD 5.21.

Based on the above assumed values, the Exchange Ratios imply a value for the existing issued share capital of Polyus Gold of approximately USD 9.4 billion.

In addition, following completion of the Proposed Combination and the Placing, Jenington will convert the shareholder loan to KazakhGold entered into in August 2009 into 33,333,333 new KazakhGold GDRs. Jenington will distribute the full amount of these new KazakhGold GDRs, on a pro rata basis, to Polyus Securityholders who have validly accepted into the Private Exchange Offer and to the Principal Shareholders. Accordingly, assuming that the Proposed Combination completes and the 15% acceptance condition to the Private Exchange Offer is satisfied, these Polyus Securityholders will receive not less than:

•	0.02 additional KazakhGold GDRs for every new KazakhGold Security issued under the Proposed Combination.

As part of the Proposed Combination, KazakhGold is creating a Level I GDR programme which will be similar to the current Polyus Gold Level I ADR programme.

KazakhGold equity capital raising

Concurrently with this announcement, KazakhGold is launching a USD 100 million equity capital raising of new KazakhGold Shares and GDRs (the “Placing”), which was originally announced as part of the Partial Offer in 2009 and was subsequently delayed. The new KazakhGold Shares and KazakhGold GDRs being issued under the Placing will be offered at USD 1.50 per share and will result in 66,666,667 new KazakhGold Shares being issued. The Placing proceeds are expected to be used to repay the USD 50 million shareholder loan, together with accrued interest, made by Jenington in February 2010, with the remainder of the proceeds to be used for general corporate purposes. A further announcement of the results of the Placing will be made in due course.

Intention to delist Polyus Gold ADSs

Following completion of the Proposed Combination, Polyus Gold intends to apply to the UKLA and the London Stock Exchange to have the Polyus ADSs delisted from the Official List and from the Main Market of the London Stock Exchange in accordance with the respective rules of the Financial Services Authority and the London Stock Exchange, and Polyus Gold may subsequently terminate its Level I ADR programme.

Polyus dividend

Polyus Gold expects to declare a dividend of approximately RUB 1.7 billion for the first half of the year 2010, which equates to approximately USD 54.5 million based on RUB/USD exchange rate of 31.1954 established by the Central Bank of Russia on 30 June 2010. The precise level of the dividend will depend, inter alia, upon the financial performance of Polyus Gold for the six months ended 30 June 2010 and the RUB/USD exchange rate at the date of payment of the dividend. Payment of the dividend is subject to the recommendation of the Board of Polyus Gold and a shareholder vote at an extraordinary general meeting of Polyus Shareholders (“EGM”). The record date for receipt of the dividend will be the same record date used for the EGM, which is expected to be set prior to the expiration of the Private Exchange Offer. Therefore, Polyus Shareholders (including Bank of New York Mellon as depositary for the Polyus Gold ADR programme) who validly hold their Polyus Shares as of the record date for the EGM shall retain the right to receive the dividend, even if such Polyus Shareholders subsequently sell or otherwise dispose of their Polyus Shares, including as a result of the Private Exchange Offer.

Reasons for and benefits of the Proposed Combination

The Board of KazakhGold and Polyus Gold believe that the Combined Group resulting from the Proposed Combination will provide substantial benefits to both Polyus Gold and KazakhGold, as well as holders of their respective shares and depositary receipts, including:

Creation of a leading gold producer

The Proposed Combination will consolidate the ownership of the largest gold producer in the CIS region. The Combined Group will be one of the leading gold producers in the world and the largest pure gold mining company listed on the London Stock Exchange in terms of gold production and mineral resources. Based on the 2009 annual results for KazakhGold and Polyus Gold, the Combined Group would have had production of 1,304 thousand ounces, proven and probable reserves of 74.7 million ounces, and measured, indicated and inferred resources of 111.8 million ounces.

Strong platform for growth

The Proposed Combination will combine the prospective resource base of KazakhGold with the high quality assets of Polyus Gold, including Olimpiada and Natalka, as well as Polyus Gold’s strong exploration and development portfolio. The Board of KazakhGold and Polyus Gold believe that the resulting combination of the two companies will give the Combined Group a strong platform for future growth in Russia, Kazakhstan and globally.

Improved financial position for KazakhGold

Since acquiring a 50.15% interest in KazakhGold in 2009 through Jenington, Polyus Gold has funded the development and operations of KazakhGold through two USD 50 million shareholder loans. As part of the Partial Offer, Jenington also agreed to underwrite a USD 100 million placing of new Shares and GDRs in KazakhGold.

In its 2009 Annual Report and Accounts, the management of KazakhGold stated that it had based its assumption that KazakhGold was a going concern on an expected waiver of existing defaults under its USD 200 million 9.375% Senior Notes due November 2013, improvements to its operations and, if necessary, provision of additional funding from its parent, Jenington, or Polyus Gold and, based on these factors, would be able to meet its borrowing obligations and continue to finance its operational activities. In the absence of the Proposed Combination, there can be no assurance that further financial support from Jenington or Polyus Gold will be forthcoming beyond the current KazakhGold financial year, nor beyond previously made commitments.

Enhanced liquidity and visibility of the Combined Group

The Board of KazakhGold and Polyus Gold believe that, with an enlarged shareholder base and greater free float in USD terms following completion of the Proposed Combination, the Combined Group will benefit from enhanced liquidity in its GDRs, as well as increasing its visibility in the London equity market, resulting in a more transparent valuation for the Combined Group going forward.

Improved access to capital markets

Through the combination with Polyus Gold, the Board of KazakhGold and Polyus Gold believe that KazakhGold will have a more stable financial footing and will have access to more reliable sources of financing on more beneficial terms than those presently available to it, allowing the Combined Group to finance the future development of its Kazakhstan asset base.

Polyus Gold is currently subject to limitations under Russian law on the aggregate number of depositary receipts it can have in issue, which restricts its capability to raise capital in the international equity markets and the ability of its shareholders to convert common shares into depositary receipts. The Board of KazakhGold and Polyus Gold expect the internationalisation of Polyus Gold through the combination with KazakhGold to give the Combined Group the ability to raise capital through a more direct access to international capital markets.

Enhanced corporate governance

The new board of KazakhGold is expected to have three independent non-executive directors, with two coming from the existing Board of Polyus Gold and one from the existing Board of KazakhGold. As GDR holders of the Combined Group, existing KazakhGold GDR holders will benefit from enhanced corporate governance through the appointment of two additional independent non-executive directors, and Polyus Securityholders will benefit from the appointment of one additional independent non-executive director to the Board of KazakhGold.

Potential to move to a Premium Listing

Following the integration of the KazakhGold and Polyus Gold groups, the Combined Group will consider applying in due course to the UKLA for a Premium Listing of its ordinary shares on the London Stock Exchange, which would allow the Combined Group to seek future inclusion in key FTSE indices and which, the Board of KazakhGold and Polyus Gold believe, would lead to a re-rating of the Combined Group. Moving to a Premium Listing will also require enhancement to the corporate governance of the company and provide greater rights for minority shareholders than KazakhGold’s Jersey-incorporation and Standard Listing presently affords them. No final determination has been made to apply for a Premium Listing, and no assurance can be given that such a listing would be obtained.

Attractive acquisition currency

The Board of KazakhGold and Polyus Gold believe that the Combined Group’s London Stock Exchange listing will provide an attractive acquisition currency for future expansion and consolidation opportunities within the gold sector.

Elimination of multiple trading platforms and rationalisation of costs

The completion of the Proposed Combination will result in a single, London-listed investment opportunity for investors in the form of KazakhGold depositary receipts with one unified market capitalisation, eliminating the multiple trading platforms for investment in Polyus Gold or KazakhGold securities that currently exist, along with the associated listing costs. The combination will also allow the rationalisation of central administrative costs such as duplicated business functions.

Transaction structure

The Proposed Combination is intended to be effected through a series of conditional transactions (each a “Transaction” and together, the “Transactions”). A brief description of each Transaction is set out below:

•	The Private Exchange Offer: KazakhGold will make a private exchange offer to Eligible Polyus Securityholders to exchange their Polyus Securities for KazakhGold GDRs on the following basis:

•	for each Polyus Share:	9.260 KazakhGold GDRs

•	for each Polyus ADS*:	4.885 KazakhGold GDRs

*Every two Polyus ADSs represent one Polyus Share.

–	The Private Exchange Offer is subject to a number of conditions, in particular, a 15% acceptance condition, which, if not achieved, may result in the Proposed Combination not completing

–	Other key conditions and details of the Private Exchange Offer are set out in Section 2 of Appendix II of this announcement

•	The Principal Shareholders Option Agreement: KazakhGold has entered into an option agreement with the Principal Shareholders of Polyus Gold, granting KazakhGold the option to acquire the Polyus Securities owned by the Principal Shareholders or in which the Principal Shareholders are otherwise interested, comprising 94,797,361 Polyus Shares and 93,644,839 Polyus ADSs, representing in aggregate 74.3% of the issued share capital of Polyus Gold, in exchange for KazakhGold Regulation S GDRs, using the same exchange ratios as are being used in the Private Exchange Offer

–	The exercise of the Principal Shareholders Option Agreement is subject to several conditions, including a satisfactory level of acceptances under the Private Exchange Offer

•	The Jenington Option Agreement: KazakhGold has entered into an option agreement with Jenington, granting KazakhGold the option to acquire the Polyus Securities owned by Jenington comprising 10,776,161 Polyus Shares, representing in aggregate 5.65% of the issued share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio as is being used in the Private Exchange Offer

–	The exercise of the Jenington Option Agreement is subject to several conditions, including a satisfactory level of acceptances under the Private Exchange Offer

The Transactions are described in more detail in Appendix II of this announcement and full details of the transaction structure will be set out in the Prospectus to be published shortly.

Jenington has notified KazakhGold that, conditionally upon completion of the Proposed Combination and the Placing, Jenington will convert the USD 50 million shareholder loan to KazakhGold entered into in August 2009 into KazakhGold GDRs, and these KazakhGold GDRs will be distributed, on a pro rata basis, to Polyus Securityholders who have validly accepted the Private Exchange Offer and to the Principal Shareholders. The Jenington Distribution will not be made to Jenington.

Following completion of the Private Exchange Offer and the exercise of the options under the Principal Shareholders Option Agreement and the Jenington Option Agreement, KazakhGold is expected to acquire approximately 94.9% of the issued share capital of Polyus Gold, as a result of which Polyus Gold will become a subsidiary of KazakhGold. On this basis, excluding the Jenington Distribution:

•	existing Polyus Gold shareholders would hold approximately 93.5 per cent. of the Combined Group; and

•	existing KazakhGold shareholders would hold approximately 6.5 per cent. of the Combined Group.

Following completion of the Proposed Combination, subject to shareholder approval, KazakhGold will be renamed “Polyus Gold International Limited”.

Governmental and regulatory approvals

The governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold to consummate the Proposed Combination and the Placing have been received.

Changes to the Board of KazakhGold

Upon completion of the Proposed Combination, it is expected that a new board of KazakhGold will be constituted, comprising two existing directors of KazakhGold (Mr Evgeny I. Ivanov and Mr. Adrian Coates) and eight directors who are currently members of the Board of Polyus Gold. Senior management of KazakhGold is expected to remain substantially unchanged. The proposed new board is set out below:

Name:

Mikhail D. Prokhorov (Chairman)
The Earl of Clanwilliam (formerly Lord Gillford)
Adrian J.G. Coates
Maxim V. Finskiy
Pavel. S. Grachev
Evgeny I. Ivanov
Anna A. Kolonchina
Alexander I. Mosionzhik
Zumrud H. Rustamova
Ekaterina M. Salnikova

Further information regarding the new board will be contained in the Prospectus to be published shortly.

Opinion of the Board of KazakhGold

The Board of KazakhGold has determined that the Exchange Ratios are fair from a financial point of view so far as the existing shareholders of KazakhGold are concerned. In arriving at this determination, the Board has taken advice from BMO Capital Markets as independent financial adviser.

Support by the Board of Polyus Gold

The Board of Polyus Gold has expressed its support to the terms of the Proposed Combination, including the Private Exchange Offer.

Additional information

Additional information on the Proposed Combination can be found in the appendices to this announcement:

Appendix I:	Expected Timing of Principal Events
Appendix II:	Further details of the Proposed Combination
Appendix III:	Information on KazakhGold and Polyus Gold

The appendices form part of this announcement and must be read in conjunction with this section.

KazakhGold has prepared the Prospectus, which is expected to be published shortly, in connection with the issuance of the new KazakhGold Level I GDRs to be issued in the Private Exchange Offer and with the admission of such KazakhGold Level I GDRs and of KazakhGold Regulation S GDRs to the Official List and listing on the London Stock Exchange. The Prospectus will contain further information on the Proposed Combination, including the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement. The Prospectus will also contain detailed information on both KazakhGold and Polyus Gold, including the pro forma financial statements of the Combined Group.

In addition, KazakhGold will seek certain waivers and consents from the Trustee of KazakhGold’s outstanding USD 200 million Senior Notes in connection with the Proposed Combination. Further details will be set out in the Prospectus.

Copies of the Prospectus, when published, will be available for download from KazakhGold’s website at: http://www.kazakhgold.com/investor/ and will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom.

Commentaries and investor enquiries

Commenting on the Proposed Combination, Evgeny I. Ivanov, Chief Executive Officer and Chairman of the Board of KazakhGold said:

“We are delighted to announce the Proposed Combination of Polyus Gold and KazakhGold, which will unify the shareholder bases of the two companies under a single listing. The Proposed Combination will also create the largest pure gold producer listed on the London Stock Exchange with high growth potential and exciting prospects. We expect the Combined Group to realise substantial value for the shareholders of both companies moving forward.”

Enquiries:

KazakhGold	+44 (0) 208 528 1450
Alexey V. Chernushkin, Director, Capital Markets and IR

Polyus Gold	+7 (495) 641 3377
Evguenia V.Buydina, IR manager

HSBC (financial adviser to KazakhGold)	+44 20 7991 8888

Sergei Chinkis
Jan Sanders

This section of the announcement should be read in conjunction with the full text of the remainder of this announcement. The expected timing of principal events is set out in Appendix I to this announcement. Appendix II sets out details of the Proposed Combination. Appendix III sets out information on KazakhGold and Polyus Gold and Definitions contains the definitions of certain terms used in this summary and in the attached announcement.

HSBC Bank plc (“HSBC”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for KazakhGold and no one else in connection with the Proposed Combination and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.

General

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. The terms and conditions of the Private Exchange Offer (as defined below) are contained solely in the Private Exchange Offer Document, and the related Forms of Acceptance and accompanying documents, as they may be amended or supplemented from time to time. This announcement does not constitute a prospectus or a prospectus equivalent document. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which will be published in accordance with the Prospectus Directive. The Private Exchange Offer is being made to existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders in the Russian Federation that are “qualified investors” under Russian law. Eligible Polyus Securityholders are advised to read carefully the formal documentation in relation to the Private Exchange Offer once it has been dispatched. The Private Exchange Offer will be made solely through the Private Exchange Offer Document, which will contain the full terms and conditions of the Partial Exchange Offer.

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia. The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of Polyus Gold included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The KazakhGold Shares to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements.

The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer is made for Polyus Securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

No profit forecast

Nothing in this announcement is intended to be, or is to be construed as, a profit forecast or to be interpreted to mean that earnings per KazakhGold Share, KazakhGold GDR, Polyus Gold Share or Polyus Gold ADS for the current or future financial years, or those of either Polyus Gold or KazakhGold, will necessarily match or exceed the historically published earnings per KazakhGold Share, KazakhGold GDR, Polyus Gold Share or Polyus Gold ADS.

Forward looking statements

This announcement, including any information included or incorporated by reference, may contain “forward-looking statements” concerning Polyus Gold, Jenington and KazakhGold. Generally, the words “will”, “may”, “should”, “could”, “would”, “can”, “continue”, “opportunity”, “believes”, “expects”, “intends”, “anticipates”, “estimates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Polyus Gold, Jenington and KazakhGold operations and potential synergies resulting from the Proposed Combination; and (iii) the effects of government regulation on Polyus Gold, Jenington and KazakhGold’s businesses. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Polyus Gold, Jenington and KazakhGold assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law.

Appendix I

Expected timing of principal events

The times, dates and events shown in this table are subject to change at the absolute discretion of KazakhGold.

DAY	EVENT

On or about 2 July 2010	Private Exchange Offer document made available to Eligible Polyus Securityholders and Private Exchange Offer opens for acceptance.

27 July 2010	KazakhGold Extraordinary General Meeting to approve the increase of KazakhGold’s authorised share capital and other matters.

5.00 p.m., New York City time, on 10 August 2010 (the “Expiration Time”)	Deadline for acceptances of the Private Exchange Offer.

Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream may establish their own earlier deadlines for giving instructions for accepting the Private Exchange Offer.

Please note that Share Forms of Acceptance relating to Polyus Shares must be submitted to NRC and the transfer of Polyus Shares to the account of KazakhGold in the Register must occur by 5.00 p.m., Moscow time, on 10 August 2010.

On or around 10 August 2010	Subject to satisfactory acceptances under the Private Exchange Offer, KazakhGold intends to exercise the Options.

11 August 2010	Announcement of the level of acceptances of the Private Exchange Offer.

By 17 August 2010	Settlement of the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement.

18 August 2010
Announcement of the Private Exchange Offer, the Principal Shareholders Option Agreement and Jenington Option Agreement having completed and admission of new KazakhGold GDRs to the Standard Listing segment of the Official List and to trading on the London Stock Exchange.

End of September 2010	Jenington Distribution.

Appendix II

Further details of the Proposed Combination

1.	Transaction structure

The Proposed Combination will be implemented through a series of conditional Transactions which comprise:

•	the Private Exchange Offer;
•	the Principal Shareholders Option Agreement; and
•	the Jenington Option Agreement

In addition, following completion of the Proposed Combination and the Placing, Jenington will implement the Jenington Distribution.

The Proposed Combination constitutes, in effect, the reverse takeover of KazakhGold by Polyus Gold. Each of the Transactions is subject to conditions that must be satisfied or waived before it can be completed. Further information on each of the Transactions will be set out in Part V of the Prospectus, to be published shortly.

Following completion of the Private Exchange Offer and the exercise of the Principal Shareholders Option Agreement and the Jenington Option Agreement, KazakhGold is expected to acquire approximately 94.9% of the issued share capital of Polyus Gold, as a result of which Polyus Gold will become a subsidiary of KazakhGold. On this basis, more than 30% of the issued share capital of Polyus Gold would be acquired, and, under Russian law, a mandatory tender offer in cash for all of the remaining Polyus Shares would be required. Details of any mandatory tender offer would be announced at a later stage.

Subject to shareholder approval at the Extraordinary General Meeting of KazakhGold shareholders, and admission of the KazakhGold GDRs to the Official List of the UKLA and to trading on London Stock Exchange, KazakhGold will be renamed “Polyus Gold International Limited”.

2.	The Private Exchange Offer

As part of the series of transactions which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, KazakhGold will make the Private Exchange Offer to Eligible Polyus Securityholders for 15% of the issued Polyus Securities (the “Private Exchange Offer”). It is expected that, subject to applicable securities laws, the Private Exchange Offer will be made to existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders in the Russian Federation, on the following basis:

•	for each Polyus Share:	9.260 KazakhGold GDRs

•	for each Polyus ADS*:	4.885 KazakhGold GDRs

*Every two Polyus ADSs represent one Polyus Share.

The Private Exchange Offer is subject, among other things, to the conditions set out below, each of which may be waived (to the extent any such condition is capable of being waived) by KazakhGold at any time, in whole or in part, in its sole discretion:

1.	valid acceptances having been received by the Expiration Time of the Private Exchange Offer for 28,594,162 Polyus Securities representing in aggregate 15% of the existing issued and outstanding share capital of Polyus Gold;

2.	the Principal Shareholders Option Agreement and the Jenington Option Agreement remaining in full force and effect and the parties complying with their respective obligations under the Principal Shareholders Option Agreement and the Jenington Option Agreement;

3.	the Resolutions to be proposed at the Extraordinary General Meeting of KazakhGold shareholders having been duly passed;

4.	all governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold and other parties to the Transactions to consummate the Proposed Combination (or any one or more of them) having been received in form and substance satisfactory to KazakhGold and remaining in full force and effect;

5.	in KazakhGold’s opinion, no event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, that would or might prohibit, prevent, restrict or delay consummation of the Private Exchange Offer (or any other of the Transactions), shall have occurred; and

6.	in KazakhGold’s opinion, no action or proceeding shall have been instituted or threatened that would impair a contemplated purpose of the Private Exchange Offer (or the other Transactions), and no development shall have occurred that would materially or adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, including, without limitation, the commencement of war, armed hostilities, terrorist action or any other international or national calamity.

KazakhGold retains the right to terminate the Private Exchange Offer in its absolute discretion at any time and for any reason up until completion of settlement under the Private Exchange Offer.

Additional information on the Private Exchange Offer will be set out in the Private Exchange Offer document and the Prospectus, to be published shortly.

3.	The Principal Shareholders Option Agreement

KazakhGold has entered into the Principal Shareholders Option Agreement with entities beneficially owned by the Principal Shareholders of Polyus Gold. Under the

Principal Shareholders Option Agreement, the Principal Shareholders have granted KazakhGold the option to acquire their entire holdings of Polyus Securities, representing, in aggregate 74.3% of the issued and outstanding share capital of Polyus Gold, using the same exchange ratios as are used in the Private Exchange Offer. The options under the Principal Shareholders Option Agreement are exercisable during the period commencing on 30 July 2010 and ending on the date falling 30 days thereafter or such later date as may be determined pursuant to the Principal Shareholders Option Agreement in the event that the Private Exchange Offer is extended. The Principal Shareholders Option Agreement is subject to conditions as to receipt and validity of governmental and regulatory approvals, the passing of the resolutions at the Extraordinary General Meeting of KazakhGold and receipt of acceptances in the Private Exchange Offer, as well as compliance by Nafta and Onexim with their respective obligations relating to the transfer of their Polyus Gold Securities under such agreement.

4.	Jenington Option Agreement

KazakhGold has entered into the Jenington Option Agreement with Jenington. Under the Jenington Option Agreement, Jenington has granted KazakhGold the option to acquire Jenington’s entire existing holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio applicable to Polyus Shares as is used in the Private Exchange Offer. The option may be exercised at any time prior to or after the Expiration Time of the Private Exchange Offer. The Jenington Option Agreement is subject to conditions as to receipt and validity of governmental and regulatory approvals, the passing of the resolutions at the Extraordinary General of KazakhGold and receipt of acceptances in the Private Exchange Offer.

5.	The Jenington Distribution

Following the completion of the Partial Offer in August 2009, Jenington entered into a shareholder loan of up to USD 50 million to KazakhGold. The shareholder loan is convertible at the option of Jenington into newly-issued KazakhGold Shares at a price of USD 1.50 per share (the “Jenington Shareholder Loan”). Jenington has notified KazakhGold that, conditional upon the completion of the Proposed Combination and the Placing, it will convert the Jenington Shareholder Loan, in an amount of USD 50 million, into new KazakhGold Shares, such shares to be delivered to the Depositary under KazakhGold’s GDR Programme. Jenington has instructed the Depositary to issue KazakhGold GDRs upon the receipt of such shares (the “Jenington Distribution GDRs”) and to distribute them to those Polyus Securityholders who have validly accepted the Private Exchange Offer and to the Principal Shareholders (together, the “Jenington Distribution Recipients”), on a pro rata basis, based on the number of KazakhGold GDRs received by each of the Jenington Distribution Recipients.

After completion of the Transactions, on the assumptions that:

(i)	the Private Exchange Offer acceptance condition is fulfilled;

(ii)	the Options are exercised and completed; and

(iii)	the Jenington Shareholder Loan, in an amount of USD 50 million, is converted into KazakhGold Shares,

it is expected that the Jenington Distribution Recipients will receive not less than:

•	0.02 additional KazakhGold GDRs for every new KazakhGold Security issued under the Proposed Combination.

No fractional entitlements for Jenington Distribution GDRs will be delivered and individual entitlements (based on the overall level of acceptances received under the Private Exchange Offer) will be rounded down to the nearest whole number of Jenington Distribution GDRs. It is currently expected that the Jenington Distribution GDRs will be delivered (to the same accounts as notified by acceptors of the Private Exchange Offer in their Forms of Acceptance or to the account in which they held the Polyus ADRs) to the persons entitled thereto by the end of September 2010.

Appendix III

Information on KazakhGold and Polyus Gold

1.	KazakhGold Group:

The KazakhGold Group is one of the leading gold mining companies in Kazakhstan based upon its gold resources.

The KazakhGold Group’s business dates back to 1929, when gold ore was discovered at the Aksu deposit in Northern Kazakhstan. Exploration began at the KazakhGold Group’s Bestobe and Zholymbet deposits in 1932. The KazakhGold Group’s principal mining operations are in Northern Kazakhstan, comprising:

•	the Aksu mine (including the Aksu and adjacent Quartzite Hills deposits);
•	the Bestobe mine; and
•	the Zholymbet mine.

In addition, the KazakhGold Group has development properties in Northern, Eastern and Central Kazakhstan, as well as in Romania. KazakhGold is reviewing its strategic and financial alternatives for its assets located in Romania.

On 19 May 2010, the KazakhGold Group announced a development programme for upgrading its facilities with the goal of achieving an annual production level of 500 thousand troy ounces of gold by 2016.

In 2009, the KazakhGold Group produced 72.7 thousand ounces of gold and sold 69.3 thousand ounces of gold at an average achieved sale price of USD 842.7 per contained ounce. In 2009, the KazakhGold Group had revenue of USD 60.4 million and loss before income tax of USD 149.9 million. As at 31 December 2009, the KazakhGold Group’s total assets were USD 225.8 million.

On 9 July 2009, Jenington made the Partial Offer to shareholders of KazakhGold. The Partial Offer was declared wholly unconditional on 14 August 2009, following which Jenington became the KazakhGold Group’s controlling shareholder.

Further details on KazakhGold will be set out in Part VI of the Prospectus or are available on the KazakhGold website: http://www.kazakhgold.com/.

2.	Polyus Gold:

The Polyus Gold Group is an international gold mining company, the largest gold producer in Russia, according to the Russian Union of Gold Miners, and one of the world’s leading gold producers based on mineral resources and production volumes. The Polyus Gold Group develops and mines hardrock gold and alluvial gold deposits, with operations in the Krasnoyarsk, Irkutsk, Magadan and Republic of Sakha (Yakutia) regions of Russia, and, since August 2009, has held gold mining assets in Kazakhstan as a result of its acquisition of a controlling stake in KazakhGold. In 2009, the Polyus Gold Group produced 1.231 million troy ounces of gold, excluding 30 thousand ounces of gold produced by KazakhGold’s operations during August to December 2009), or approximately 19% of total Russian gold production (1.222 million troy ounces in 2008 representing 21% of Russian gold production).

Polyus Gold estimates the mine life of the Polyus Gold Group’s mineral reserves base to amount to approximately 61 years of hardrock gold and approximately 10 years of alluvial gold. The Polyus Gold Group’s proved and probable reserves, estimated in accordance with JORC Code classifications, were 74.1 million troy ounces as at 1 January 2010.

For the year ended 31 December 2009, the Polyus Gold Group had total gold sales of USD 1,199 million, total sales of USD 1,225 million and profit before income tax of USD 432 million, and, as at 31 December 2009, total assets of USD 3,791 million and equity of USD 3,141 million.

The Polyus Gold Group’s major gold deposits are:

•	in the Krasnoyarsk region – the Olimpiada deposit, which is one of the largest gold deposits in Russia, the Blagodatnoye, Titimukhta, Kvartsevaya Gora, Tyrada and Olenye deposits, and the Razdolinskaya, Zyryanovskaya, Kuzeevskaya, and Panimba fields;

•	in the Irkutsk region – the Zapadnoye, Verninskoye, Pervenets and Chertovo Koryto deposits, and the Artemievskoye, Medvezhy and Mukodek goldfields, as well as 113 alluvial deposits;

•	in the Magadan region – the Natalka deposit and the Degdekan, Vostochnaya, Omchak and Chai-Yurinskaya fields;

•	in the Republic of Sakha (Yakutia) – the Kuranakh ore body and the Piniginskoye and Nezhdaninskoye deposits; and

•	following the completion of the Partial Offer on 14 August 2009, the Polyus Gold Group acquired Aksu, Bestobe and Zholymbet deposits in the Akmola region of the Republic of Kazakhstan, as well as a number of exploration and development properties in Kazakhstan, Romania and Kyrgyzstan.

Further details on Polyus Gold will be set out in Part VII of the Prospectus or are available on the Polyus Gold website: http://www.polyusgold.com/eng/.

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise. The plural includes the singular and vice versa unless the context requires otherwise.

“ADRs”	American depositary receipt

“ADSs”	the American depositary shares of Polyus Gold, with two ADSs representing one Polyus Share

“BMO Capital Markets”	BMO Capital Markets Limited

“Clearstream”	Clearstream Banking, Société Anonyme

“Closing Price”	the middle market quotation as derived from the Daily Official List of the London Stock Exchange

“Combined Group”	the combined group resulting from the Proposed Combination

“Company”	KazakhGold Group Limited (to be renamed “Polyus Gold International Limited” on completion of the Proposed Combination, subject to shareholder approval at the Extraordinary General Meeting

“Depositary”	The Bank of New York Mellon, in its capacity as company depositary

“DTC”	The Depository Trust Company

“Eligible Polyus ADS Holders”
Polyus ADS Holders that are incorporated and registered, if applicable, and located outside of the Russian Federation and other jurisdictions in which the making and accepting the Private Exchange Offer is not permitted by applicable legislation, and legal entities incorporated, registered or located in the Russian Federation, that are “qualified investors” under the Russian Securities Market Law

“Eligible Polyus Securityholders”	Eligible Polyus Shareholders and Eligible Polyus ADS Holders

“Eligible Polyus Shareholders”
Polyus Shareholders that are incorporated and registered, if applicable, and located outside the Russian Federation and other jurisdictions in which the making and accepting the Private Exchange Offer is not permitted by applicable legislation, and certain legal entities incorporated, registered or located in the Russian Federation to whom the Private Exchange Offer Document will be addressed by KazakhGold, provided that they are “qualified investors” under the Russian Securities Market Law

“Euroclear”	Euroclear Bank N.V./S.A., as operator of the Euroclear system

“Exchange Ratios”	for each Polyus Share: 9.260 KazakhGold GDRs

for each Polyus ADS*: 4.885 KazakhGold GDRs

*Every two Polyus ADSs represent one Polyus Share.

“Expiration Time”	5.00 p.m., New York City time, or 10.00 p.m., London time, on 10 August 2010, or 01.00 a.m., Moscow time, on 11 August 2010, the deadline for acceptances of the Private Exchange Offer

“Extraordinary General Meeting”	the extraordinary general meeting of KazakhGold shareholders to be held at 10.00 a.m. on 27 July 2010

“Financial Services Authority” or “FSA”
the Financial Services Authority of the UK in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA

“FSMA”	the Financial Services and Markets Act 2000

“GDRs”	the global depositary receipts of KazakhGold, each representing one Share, including the KazakhGold Level I GDRs and the KazakhGold Regulation S GDRs

“HSBC”	HSBC Bank plc

“Jenington”	Jenington International Inc., an indirect wholly-owned subsidiary of Polyus Gold

“Jenington Distribution”
conditional upon completion of the Proposed Combination and the Placing, the distribution of 33,333,333 new KazakhGold GDRs, on a pro rata basis, to Polyus Securityholders who have validly accepted into the Private Exchange Offer and to the Principal Shareholders

“Jenington Option Agreement”
the conditional option agreement between Jenington and KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer

“KazakhGold GDRs”	KazakhGold Level I GDRs and KazakhGold Regulation S GDRs

“KazakhGold Group”	KazakhGold and its subsidiaries

“KazakhGold Level I GDRs”	Level I global depositary shares of KazakhGold

“KazakhGold Regulation S GDRs”	global depositary receipts of KazakhGold issued under KazakhGold’s GDR programme for the issuance of GDRs outside the United States

“KazakhGold Securities”	KazakhGold GDRs and/or KazakhGold Shares, as the case may be

“KazakhGold Shares”	ordinary shares of KazakhGold, each with a nominal value of £0.0001

“London Stock Exchange”	London Stock Exchange plc

“MICEX”	the Moscow Interbank Currency Exchange

“Nafta”	a privately-owned group of portfolio investment companies under the beneficial ownership of Mr. Suleiman Kerimov, including Nafta Moskva (Cyprus) Limited and Wandle Holdings Limited

“NRC”	Closed Joint-Stock Company National Registry Company, a company incorporated and registered in the Russian Federation

“Official List”	the Official List of the FSA

“Onexim”
a privately-owned group of companies under the beneficial ownership of Mr. Mikhail Prokhorov, including Onexim Holdings Limited, which is the shareholder and beneficial owner and Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited

“Options”
each of (i) the options granted by entities under the respective beneficial ownership of Nafta and Onexim of Polyus Gold to KazakhGold to purchase the Polyus Securities under the Principal Shareholders Option Agreement and (ii) the option granted by Jenington to KazakhGold under the Jenington Option Agreement

“Partial Offer”	the recommended partial offer by Jenington made on 9 July 2009 to acquire 50.1% of the issued and to be issued share capital of KazakhGold that was declared wholly unconditional on 14 August 2009

“Placing”	the USD 100 million equity capital raising of new KazakhGold Shares and GDRs being launched concurrently with this announcement

“Polyus ADS Holders”	holders of Polyus ADSs

“Polyus ADSs”	Level I American depositary shares of Polyus Gold, with two Polyus ADSs representing one Polyus Share

“Polyus Gold”	OJSC Polyus Gold

“Polyus Securities”	the Polyus Shares and/or Polyus ADSs, as the case may be

“Polyus Securityholders”	the holders of Polyus Shares or Polyus ADSs, or both

“Polyus Shareholders”	the holders of Polyus Shares

“Polyus Shares”	the common shares of Polyus Gold, each with a nominal value of RUB 1.00

“Premium Listing”	a listing of equity shares on the premium segment of the UKLA’s Official List

“Principal Shareholders”	Nafta and Onexim

“Principal Shareholders Option Agreement”
the conditional option agreement between KazakhGold and entities beneficially owned by each of the Principal Shareholders of Polyus Gold, under which KazakhGold has the options to acquire Polyus Securities representing in aggregate 74.3% of the existing issued ordinary share capital of Polyus Gold using the same exchange ratios as are used in the Private Exchange Offer

“Private Exchange Offer”	the conditional private exchange offer by KazakhGold to acquire 15% of the issued Polyus Securities from Eligible Polyus Securityholders

“Private Exchange Offer Document	The document to be issued by KazakhGold setting out the terms and conditions of the Private Exchange Offer together with the related forms of acceptance

“Proposed Combination”	the proposed combination of KazakhGold with Polyus Gold described in this announcement

“Prospectus”
the prospectus, to be issued by KazakhGold in connection with the Private Exchange Offer and admission of Level I KazakhGold GDRs and additional Regulation S/Rule 144A KazakhGold GDRs to the Official List

“Register”	the register of Polyus Shareholders held by NRC

“RIS”
Regulatory Information Service, one of the regulatory information services authorised by the UKLA to receive, process and disseminate regulatory information in respect of companies listed on the London Stock Exchange

“RTS”	the Russian Trading System Stock Exchange

“RUB”	the lawful currency of the Russian Federation

“Russian Securities Market Law”	the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended

“Senior Notes”	KazakhGold’s USD 200 million 9.375% Senior Notes due November 2013

“Shareholders”	holders of Shares

“Shares”	ordinary shares of KazakhGold, each with a nominal value of £0.0001

“Standard Listing”	a listing of securities on the standard segment of the UKLA’s Official List

“Transactions”
the series of conditional transactions through which KazakhGold intends to acquire all or substantially all of the entire issued share capital of Polyus Gold including the Private Exchange Offer, and the exercise of the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement

“UKLA” or “UK Listing Authority”	the United Kingdom Listing Authority, a division of the FSA, in its capacity as the competent authority under Part VI of FSMA

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland

“United States” or “U.S.”	the United States of America, its territories and possessions, any state of the United States, the District of Columbia, and all other areas subject to its jurisdiction

“USD” or “United States dollars”	the lawful currency of the United States